

November 27, 2023

Richard G. Rodick
Chief Financial Officer
Altisource Asset Management Corp
5100 Tamarind Reef
Christiansted, U.S. Virgin Islands 00820

> **Re: Altisource Asset Management Corp**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 27, 2023**
> **File No. 001-36063**

Dear Richard G. Rodick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2022

Consolidated Statements of Stockholders' Deficit, page F-8

1. Please include redeemable preferred stock in the Consolidated Statements of Stockholders' Deficit or provide a rollforward of the account in the Notes to Consolidated Financial Statements.

Note 4. Loans Held for Sale or Investment at Fair Value, page F-18

2. Please expand your disclosure to include:
   - the difference between the aggregate fair value and the aggregate unpaid principal balance
   - the aggregate fair value of loans that are 90 days or more past due
   - the aggregate fair value of loans in nonaccrual status
   - the difference between the aggregate fair value and the aggregate unpaid principal balance for loans that are 90 days or more past due, in nonaccrual status, or both
   - the estimated amount of gains or losses included in earnings during the period

> attributable to changes in instrument-specific credit risk
- how the gains or losses attributable to changes in instrument-specific credit risk were determined

Refer to ASC 825-10-50-28 through 50-32.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction